Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

February 10, 2012

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jay Ingram

Legal Branch Chief

Re:	Global Brass and Copper Holdings, Inc.

Amendment No. 1 to the Registration Statement on Form S-1

Filed January 6, 2012

File No. 333-177594

Dear Mr. Ingram:

On behalf of Global Brass and Copper Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on January 6, 2012.

Amendment No. 2 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated January 18, 2012 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the Company’s responses thereto and references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

February 10, 2012

The Company has asked us to convey the following as its responses to the Staff:

Prospectus Cover Page

1.	We note your response and revised disclosure in response to comment six in our letter dated November 22, 2011. Please disclose here and in the Underwriting section of the prospectus that Halkos is an underwriter with respect to the securities you are registering for resale on its behalf.

The Company respectfully advises the Staff that, though it has disclosed in the Registration Statement that Halkos Holdings, LLC (“Halkos”) may be deemed to be an underwriter with respect to the securities that the Company is registering for resale on its behalf, it does not believe Halkos is an underwriter with respect to such securities and does not believe it is appropriate to revise its disclosure to state that Halkos is an underwriter with respect to such securities.

Halkos is a holding company controlled by KPS Capital Partners, LP (“KPS”), a private equity firm. Halkos was formed in 2007 to hold KPS’s interests in the Company, which it acquired for investment purposes pursuant to a merger in 2007. Halkos did not acquire the Company’s securities with a view to distribution and is offering the Company’s securities for resale in order to monetize KPS’s investment in the Company. In addition, Halkos is not a broker-dealer under Section 15 of the Securities and Exchange Act of 1934 and will offer the Company’s securities for resale through a firm commitment underwriting by participating underwriters named in the prospectus. Halkos will not receive any distributor’s or seller’s commission in connection with the offer and sale of the securities and will pay underwriting commissions to the underwriters. Accordingly, the Company believes that Halkos does not meet the statutory definition of an “underwriter” and therefore should not definitively be referred to as an underwriter in the Company’s prospectus.

The Company further respectfully submits to the Staff that in ten recently available pure secondary initial public offerings (see list set forth on Annex I), there was either no disclosure about the selling stockholder being an underwriter in the prospectuses or the disclosure contained in the prospectuses relating to the selling stockholder was consistent with the Company’s existing disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

Critical Accounting Policies and Estimates, page 97

Profits Interest Award, page 99

2.	We note your response to comment 30 in our letter dated November 22, 2011. Please provide the following:

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

February 10, 2012

•

You disclosed that the outstanding Class C and Class D shares were converted to Class B shares at fair market value. Please disclose the fair value for all classes of shares involved in the transaction;

•

Please disclose the consideration received for the conversion of the Class C and Class D shares, including but not limited to the amount of shares converted and amount of shares received as a result of the conversion. Please also disclose the conversion ratio used for both Class C and Class D shares; and

•

You disclosed that the conversion was in effect a liability to liability modification and therefore no compensation expense was recorded at the date of conversion. Please tell us how you determined that the Class B shares are liability awards as we see no disclosure of such classification in your disclosures.

The Company has revised the Registration Statement to respond to the Staff’s comment. Please see pages 101-102, F-14-F-15, F-27 and F-48 of Amendment No. 2.

The Company respectfully advises the Staff that while the Class B Shares are a class of shares in legal form of its parent company, Halkos, they are subject to a special call provision that permits Halkos to repurchase the Class B Shares for $0 from the employee holding such shares. There is no expiration of this call right. Accordingly, notwithstanding the fact that these awards are in form equity, the economics of the arrangement are such that the only value that a holder derives from their Class B Shares is in the form of profit sharing distributions. This is because pursuant to the call right, Halkos can effectively prevent the holder of Class B Shares from realizing the residual equity value in the Company.

Awards granted to employees in special classes of stock are to be accounted for according to their substance, not their form. As discussed in remarks by SEC Professional Accounting Fellow Joseph Ucozuglu at the 2006 AICPA National Conference on Current SEC and PCAOB Developments, Issues 28 and 40 of EITF 00-23 provided guidance under Opinion 25 for certain of these arrangements. The speech and the accounting guidance referenced above continues to be relevant as they indicate that the economic features of Class B Shares must be considered in determining the appropriate accounting model for such an instrument. If the substance of the instrument is that of a performance bonus or profit sharing arrangement, one must look through the legal form of the instrument and account for it based on its substance. In this instance, because the economic value realized by the holder of Class B Shares is effectively in the form of profit sharing distributions due to the ability and intent of Halkos to prevent the holder of Class B Shares from realizing any residual equity value through its call right, the substance of the arrangement would indicate that the instrument is in effect a profit sharing arrangement. Accordingly, the award is accounted for as an incentive compensation liability, and all distributions payable on Class B Shares are expensed when such payment is probable, including any future share settlement payments.

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

February 10, 2012

The Class C and D Shares had different features from the Class B Shares and were considered liability awards under ASC 718 based on their substance. No liability was recorded for these awards, as vesting under these awards was contingent upon the recipients’ continued service through an initial public offering of the Company or other exit by Halkos of its investment in the Company. No such event was considered probable up to and including the time of their conversion to Class B Shares. The conversion of the Class C and Class D Shares was made for an assumed negotiated equivalent value of Class B Shares, and as noted above, all distributions and Class B Share settlement payments will be expensed when probable.

As Halkos is currently the 100% owner of the Company, which employs the holders of the Class B Shares, the compensation expense for the Class B Shares is pushed down to the Company and the parent company liability is recorded as a deemed capital contribution on the Company’s financial statements in accordance with the concepts noted in SAB Topic 5-T.

Business, page 105

Our Competitive Strengths, page 108

3.

We note that in response to comment 31 in our letter dated November 22, 2011 you have revised your disclosure here and on page 4 to state that “laboratory tests commissioned by the Company show Eco Brass® also offers superior corrosion resistance.” It is not clear, however, to whom you attribute these statements. To the extent that the disclosure is attributable to the preparer of the report you commissioned for use in the prospectus, please file the third party’s consent as an exhibit to the registration statement in accordance with Rule 436 of Regulation C. Please advise.

The Company has revised the Registration Statement in response to the Staff’s comment to clarify that the statements about corrosion resistance are attributable to the Company and its analysis, which was based, in part, on information obtained from laboratory results commissioned by the Company from a third party. Please see pages 4 and 110 of Amendment No. 2. Pursuant to CD&I Section 233.02, dated November 26, 2008, the Company is not required to file a consent if a third party provides information upon which a determination is based only in part.

Compensation Discussion and Analysis, page 136

Summary Compensation Table, page 145

4.	We note your response to comment 38 in our letter dated November 22, 2011. Without additional analysis, we are not able to evaluate your conclusion that the profit interest shares do not constitute “stock awards” or “option awards” for purposes of Item 402 of Regulation S-K. Please advise.

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

February 10, 2012

The Company respectfully advises the Staff that according to the SEC adopting release on August 11, 2006, “stock awards” are stock related awards that derive their value from the company’s equity securities or permit settlement by issuance of the company’s equity securities and are within the scope of ASC 718 for financial reporting, such as restricted stock, restricted stock units, phantom stock, phantom stock units and common stock equivalents units or other similar instruments that do not have option like features. Awards of options, stock appreciation rights and similar equity-based compensation instruments that have option like features and are within the scope of ASC 718 should be disclosed in the “option awards” column. Thus the inclusion of an award depends on whether it is subject to ASC 718. As noted on page 99, the profits interest shares are accounted for as a profit sharing arrangement under ASC 710 and not under ASC 718, in part because of certain repurchase features which allow Halkos to repurchase the profits interests for zero if the employee were to leave service. Substantively, the only value that the employee can derive from this arrangement is from distributions made by the Company, and not from the residual value of the Company’s equity securities. Therefore, under ASC 710, the Company records expense when payments become probable and payments are only probable when the Company declares a distribution. As such, the profits interest shares should not be reported in the Stock Awards or Option Awards columns.

The profits interest shares are not restricted stock, restricted stock units, phantom stock, phantom stock units, options, stock appreciation rights or similar instruments with option like features. One primary characteristic of an option is the requirement that the holder pay an exercise price and the profits interest shares do not require the payment of an exercise price. A stock appreciation right does not require the payment of an exercise price, but similar to an option, allows the holder to exercise the underlying award and receive a share of stock or the appreciation in the value of the stock. Restricted stock, restricted stock units, phantom stock and phantom stock units, generally are permitted to be sold, disposed of or monetized, after such awards have been exercised (in the case of options and stock appreciation rights) or have vested (and /or are settled). In contrast, the profits interest shares cannot be exercised and do not allow the holder to receive a share of stock. Rather the profits interest shares only allow the holder to share in distributions of profits, if and when distributions are made. The profits interest shares cannot be disposed of by the holder and do not allow the holder to monetize the instrument. As noted, Halkos has the ability to repurchase the profits interest shares for zero on certain specified events and as such the holder is not entitled to the value for a profits interest share, unless and until a distribution is made.

The “All Other Compensation” column in the Summary Compensation table was intended to capture compensatory payments which are not properly included in the other columns (including the Stock Awards or Option Awards columns) of the Summary Compensation Table. The Registration Statement has been revised on page 147 to show distributions which were made with respect to profits interest shares in 2010 and 2011 in the “All Other

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

February 10, 2012

Compensation” column, with footnote disclosure. No distributions were made prior to 2010 with respect to the profits interest shares.

5.	We note your response to comment 39 in our letter dated November 22, 2011; however, it is not clear why Mr. Denner’s bonus bank would not constitute “earned compensation” for year 2010 and/or 2011. Please explain.

The Company hereby advises the Staff that Mr. Denner’s bonus bank constitutes “earned compensation” for year 2011. The program under which the bonus bank was established has been terminated and Mr. Denner’s bonus bank was deemed earned in 2011 and paid out to Mr. Denner in January 2012. The Registration Statement has been revised on page 147 to show the bonus bank amount in the “Non-Equity Plan Incentive” column in the Summary Compensation Table, with footnote disclosure.

6.	We note the disclosure in footnote (4). Please correct any typographical errors with respect to the amounts noted, otherwise, please clarify how Mr. Becker’s $300,000 annual cash bonus was paid out.

The Company has revised the Registration Statement in response to the Staff’s comment to correct the typographical error. Please see page 147 of Amendment No. 2.

Certain Relationships and Related Party Transactions, page 160

7.	Please identify the executive officers who will receive a portion of the offering proceeds, and explain how and who will determine the amounts paid to each executive.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 162 of Amendment No. 2.

Shares Eligible for Future Sale, page 172

Registration Rights, page 173

8.	We note your response to comment 43 in our letter dated November 22, 2011. As previously requested, please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Please revise your disclosure under the caption “registration rights,” accordingly. Refer to FASB ASC 825-20-50-1.

The Company hereby advises the Staff that the investor rights agreement to be entered into with Halkos will not provide for any maximum cash penalties nor any penalties connected with delays in registering the Company’s common stock. A copy of the investor rights agreement will be filed with the Commission as an exhibit to a later pre-effective amendment to the Registration Statement.

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

February 10, 2012

Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP

9.	Since the registration statement covers the resale of shares which are currently outstanding, please have counsel revise its opinion to state that the shares are validly issued, fully paid and nonassessable. For guidance, please refer to Section II.B.2.h of Staff Legal Bulletin No. 19 (October 14, 2011).

The Company’s counsel has revised its opinion in response to the Staff’s comment. A signed copy of the revised opinion will be filed with the Commission as an exhibit to a later pre-effective amendment to the Registration Statement.

*                    *                     *

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

February 10, 2012

If you have any questions regarding Amendment No. 2 or the responses contained in this letter, please do not hesitate to call the undersigned at (212) 373-3052.

Sincerely,

/s/ Lawrence G. Wee

Lawrence G. Wee

cc:	Scott Hamilton

Global Brass and Copper Holdings, Inc.

LizabethAnn R. Eisen

Cravath, Swaine & Moore LLP

Annex I

List of Recent Secondary IPOs

Issuer	Date

Silver Horn Mining Ltd.	November 8, 2011[1]

China Industrial Steel Inc.	September 28, 2011

The Fresh Market, Inc.	April 27, 2011

Viasystems Group Inc.	April 7, 2011

General Motors Company	November 17, 2010

American Water Works Company Inc.	January 30, 2009

Coleman Cable Inc.	February 28, 2007

Wolverine Tube, Inc.	August 31, 2007

Horsehead Holding Corp.	August 13, 2007

International Wire Group Inc.	August 2, 2005

[1] Represents most recent filing date. The registration statement is not yet effective.